KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

August 24, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	American Hospitality Properties REIT, Inc.

Offering Statement on Form 1-A

Post Qualification Amendment No. 1
Filed July 23, 2020
File No. 024-10999

Dear Ms. Gorman:

This letter is submitted on behalf of American Hospitality Properties REIT, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Post-Qualification Amendment on Form 1-A filed on July 23, 2020 (the “PQA”), as set forth in your letter dated August 13, 2020 addressed to Mr. W.L. “Perch” Nelson, Chief Executive Officer (the “Comment Letter”).  The Company is concurrently filing Post-Qualification Amendment No. 2 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the PQA, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Post Qualification Amendment No. 1 to Offering Statement Form 1-A

Cover Page

1.	Please disclose the termination date of the offering. See Item l(e) of Form 1-A and Rule 251 (d)(3)(i)(F).

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to reflect that the offering can be terminated by the Company at any time.

August 24, 2020 Page 2

Offering Circular Summary

Our REIT Structure, Page 4

2.	Please disclose in detail the basis for your statement that you believe that your currently contemplated business operations will enable you to qualify as a REIT beginning with the taxable year ending December 31, 2020. Also disclose how you have used the proceeds from the $3,883,084 of common shares sold in this offering. We note your risk factor on page 27 stating that "[i]f we fail to invest a sufficient amount of the net proceeds from selling our common stock in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT."

Response: In response to the Staff’s comment, the Board of the Directors of the Company has determined that it is in the best interests of the Company’s stockholders to delay the election to qualify as a REIT until the tax year ending December 31, 2021. As a result, the Company has revised the disclosure in the Amendment to reflect the new date.

Experience of the Manager, page 4

3.	We note your disclosure that the Manager was formed in May 2009 and currently manages five other funds. Please provide prior performance information for these funds. For guidance, see CF Disclosure Guidance: Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts (July 16, 2013).

Response: In response to the Staff’s comment, the Company has provided the requested disclosure on page 62 under the caption “Prior Performance Summary” and in Appendix A.

Risk Factors

The offering price of our Shares was not established in reliance on a valuation of our assets and liabilities ... , page 7

4.	Disclose how NAV will be calculated on October 1, 2020 and provide an example of NAV based on your June 30, 2020 financial statements.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that the Company will not be adjusting the offering price of the Shares until September 30, 2021. The Company has revised the disclosure in the Amendment to reflect this change, and respectfully submits to the Staff that, as a result of the extension of the $10.00 per Share offering price for the next 12 months, disclosure as to the NAV per Share based on the June 30, 2020 financials would not provide investors with meaningful information.

We have no prior operating history, and the prior performance of our sponsor . . . page 7

5.	Please explain in the filing why as of June 30, 2020, you have not made any investments and only have $1,214,488 in total assets, consisting of $25,000 in cash and other assets, given that you have sold $3,883,084 of your common shares in this offering as of June 30, 2020.

August 24, 2020 Page 3

Response: In response to the Staff’s comment, the Company has revised the language on pages 6 and 43 to provide the requested disclosure.

Transfer Agent and Registrar, page 75

6.	We note your disclosure in this section that "[you] are not selling the shares through commissioned sales agents or underwriters." However, we note that you are relying on JCC Advisors, LLC, to sell your shares, based on your disclosure on the cover page and elsewhere. Please revise as appropriate to address this discrepancy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 to delete the conflicting language.

7.	We note that you will use your existing website, www.phoenixamericanhospitality.com, to provide notification of the offering. However, this website does not appear to apply to the company's business. Please revise to clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to clarify the Company’s website address.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely, /s/ Kenneth L. Betts Kenneth L. Betts

cc:	W.L. “Perch” Nelson

American Hospitality Properties REIT, Inc.